smiths

**Smiths Group plc**
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com



10 May 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA



Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
**File Number 82-34872**
**Smiths Group plc**

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.



Yours faithfully,

N.R. Burdett
*Assistant Secretary*

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

03 MAY TO 10 MAY 2006

| 220 | 09/10/2006 : 13:03:00 | Smiths Group PLC - Director/PDMR shareholding |
|---|---|---|

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 13:03 09-May-06 |
| **Number** | 6745C |



smiths

9 MAY 2006

*DR* 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   MR KEITH OLIVER BUTLER-WHEELHOUSE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON REFERRED TO IN 3 ABOVE
8. State the nature of the transaction:
   1) EXERCISE OF OPTIONS GRANTED UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME
   2) EXERCISE OF AN OPTION GRANTED UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME
   3) MARKET SALE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 420,999 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.074%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: 358,462 SHARES
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.063%
13. Price per *share* or value of transaction:
    OPTION EXERCISE PRICES
    67,398 SHARES AT 823p PER SHARE
    83,540 SHARES AT 934p PER SHARE
    122,718 SHARES AT 765p PER SHARE
    16,806 SHARES AT 858.5p PER SHARE
    53,230 SHARES AT 807p PER SHARE
    47,800 SHARES AT 790p PER SHARE

29,507 SHARES AT 0.1p PER SHARE

MARKET SALE PRICE

358,462 SHARES AT 1000.2p PER SHARE

14. Date and place of transaction: 8 MAY 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 429,620 SHARES = 0.076%
16. Date issuer informed of transaction 8 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 9 MAY 2006

*DR* 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):

   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:

   DR JOHN FERRIE, CBE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:

   NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON REFERRED TO IN 3 ABOVE
8. State the nature of the transaction:

   1) EXERCISE OF OPTIONS GRANTED UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME

   2) MARKET SALE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 74,595 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.013%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: 74,595 SHARES
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.013%
13. Price per *share* or value of transaction:

OPTION EXERCISE PRICE = 790p PER SHARE
MARKET SALE PRICE = 1000.2p PER SHARE

14. Date and place of transaction: 8 MAY 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 94,351 SHARES = 0.017%
16. Date issuer informed of transaction 8 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 9 MAY 2006

*DR* 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   MR DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON REFERRED TO IN 3 ABOVE
8. State the nature of the transaction:
   1) EXERCISE OF OPTION GRANTED UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME
   2) MARKET SALE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 42,700 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.008%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: 42,700 SHARES
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.008%
13. Price per *share* or value of transaction:
    OPTION EXERCISE PRICE = 790p PER SHARE
    MARKET SALE PRICE = 1000.2p PER SHARE

14. Date and place of transaction: 8 MAY 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 80,254 SHARES = 0.014%
16. Date issuer informed of transaction 8 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 9 MAY 2006

*DR* 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   MR ALAN MATTHEW THOMSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON REFERRED TO IN 3 ABOVE
8. State the nature of the transaction:
   1) EXERCISE OF OPTION GRANTED UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME
   2) MARKET SALE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 22,989 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.004%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: 19,000 SHARES
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.003%
13. Price per *share* or value of transaction:
    OPTION EXERCISE PRICE = 823p PER SHARE
    MARKET SALE PRICE = 1000.2p PER SHARE
14. Date and place of transaction: 8 MAY 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be

taken into account when calculating percentage): 135,888 SHARES = 0.024%

16. Date issuer informed of transaction 8 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 9 MAY 2006

*DR* 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
   MR STEPHEN PHIPSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON REFERRED TO IN 3 ABOVE
8. State the nature of the transaction:
   1) EXERCISE OF OPTIONS GRANTED UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME
   2) MARKET SALE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 16,368 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.003%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: 16,368 SHARES
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.003%
13. Price per *share* or value of transaction:
    OPTION EXERCISE PRICES
    6,115 SHARES AT 858.5p PER SHARE AND 10,253 SHARES AT 790p PER SHARE
    MARKET SALE PRICE
    16,368 SHARES AT 1000.2p PER SHARE
14. Date and place of transaction: 8 MAY 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be

taken into account when calculating percentage): 33,112 SHARES = 0.006%

16. Date issuer informed of transaction 8 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 9 MAY 2006

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

08 APRIL TO 10 MAY 2006

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

RECEIVED

2006 MAY 17 A 10:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Return of Allotment of Shares

CHFPO83

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

---

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 18 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 8,816 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 790p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS<br>Address 20 Moorgate<br>London<br>UK Postcode EC2R 7AN | Class of shares allotted<br>Ordinary | Number allotted<br>8,816 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**8,816** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]



**Signed** Assistant **Date** 27.04.06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| LLOYDS TSB REGISTRARS THE CAUSEWAY |
|---|
| WORTHING WEST SUSSEX BN99 6DA |
| ESP-EXEC./RW/8042 Tel: 01903 833208 |
| DX number DX exchange |

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 18 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 1,817 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 790p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:-142CN Desig:-ESOS<br>Address 20 Moorgate<br>London<br>UK Postcode EC2R 6DA | Class of shares allotted: Ordinary | Number allotted: 1,817 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted: **TOTAL** | Number allotted: 1,817 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]



**Signed** Assist **Date** 05/05/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| LLOYDS TSB REGISTRARS THE CAUSEWAY | |
|---|---|
| WORTHING WEST SUSSEX BN99 6DA | |
| ESP-EXEC./LM8372 | Tel: 01903 833393 |
| DX number | DX exchange |

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

---

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 19 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 4,918 | 4,918 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 849.79p | 907.23p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:-142CN/ Desig:-ESOS<br>Address 20 Moorgate, London<br>London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>9,836 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>9,836 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 



**Signed** Assistant **Date** 27.04.06

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| LLOYDS TSB REGISTRARS THE CAUSEWAY | |
|---|---|
| WORTHING WEST SUSSEX BN99 6DA | |
| ESP-EXEC./AL9836 | Tel: 01903 833017 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

# Return of Allotment of Shares

CHFPO83

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

Page 1 of 2

## Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | Day | Month | Year | Day | Month | Year |
| | 20 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 8,607 | 22,500 | 17,296 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 626.16p | 750p | 765p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS<br>Address Moorgate<br>London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>85,077 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**85,077** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 27/04/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./E8137 Tel: 01903 833393
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

# Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Page 2 of 2

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 20 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 8,748 | 17,095 | 10,831 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 823p | 858.5p | 934p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** Assistant [signature] **Date** 27.04.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| LLOYDS TSB REGISTRARS THE CAUSEWAY | |
|---|---|
| WORTHING WEST SUSSEX BN99 6DA | |
| ESP-EXEC./E8137 | Tel: 01903 833393 |
| DX number | DX exchange |

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

RECEIVED
2006 MAY 17 A 10:01

## Return of Allotment of Shares

CHFP083

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

Page 1/3

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 21 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 9,000 | 11,992 | 9,544 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 654p | 750p | 765p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | |

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br><br>Address<br><br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br><br>Address<br><br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br><br>Address<br><br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br><br>Address<br><br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br><br>Address<br><br><br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 2

**Signed** [signature] **Date** 27/04/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| LLOYDS TSB REGISTRARS THE CAUSEWAY | |
|---|---|
| WORTHING WEST SUSSEX BN99 6DA | |
| ESP-EXEC./RW8155 | Tel: 01903 833208 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

Page 2/3

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 21 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 3,599 | 4,918 | 14,656 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 823p | 849.79p | 858.50p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name CAZENOVE NOMINEES LIMITED (design:ESOS Part ID:142CN) | Class of shares allotted | Number allotted |
| Address 20 Moorgate<br>London<br>UK Postcode E C 2 R 6 D A | Ordinary | 58,644 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL:** | Number allotted<br>**58,644** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

**Signed** Assistant [signature] **Date** 27 04 06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RW8155 Tel: 01903 833208
DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

---

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 27 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 3125 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £8.585 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:-142CN/ Desig: ESOS<br>Address 20 Moorgate<br>London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>3125 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>3125 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 0

**Signed** Assistant  **Date** 02/05/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./DW5432 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

---

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 28 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 10,000 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 669p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS<br>Address 20 Moorgate, London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>10,000 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**10,000** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** Alistair [signature] **Date** 03.05.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/8344 Tel: 01903 833250

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

RECEIVED 2006 MAY 17 A 10:01

## Return of Allotment of Shares

CHFP083

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 02 | 05 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 5,219 | 2,306 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 858.50p | 790p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS<br>Address 20 Moorgate<br>London<br>UK Postcode EC2R 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>7,525 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>7,525 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**



**Signed** Assist. **Date** 04.05.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./RW8394 Tel: 01903 833208

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

# 88(2)

**Return of Allotment of Shares**

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 3 | 5 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 263 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 645.00p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | | |
| Name: Mr Kevin Paul Graham<br>Address: 670 Stafford Road, Fordhouses, Wolverhampton, West Midlands.<br>Postcode: WV10 6NW | Class of shares allotted<br>Ordinary | Number alloted<br>263 |
| Name:<br>Address:<br>Postcode: | Class of shares allotted | Number alloted |
| Name:<br>Address :<br>Postcode : | Class of shares allotted | Number alloted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted | Number allotted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted<br>**TOTAL** | Number alloted<br>**263** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]



**Signed** Assistant [signature] **Date** 03.05.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

---

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| Smiths Group plc (Ms Fiona Gillespie) | |
|---|---|
| 765 Finchley Road<br>London<br>NW11 8DS | |
| Tel: 020 8457 8435 | Fax: 020 8201 8041 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 19 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 611 | 42 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 554.00p | 704.00p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | | |
| Name : Mr Robert George Dewing<br>Address : Meridian, Hillend Road, Twyning, Tewkesbury, Gloucestershire.<br>Postcode : GL20 6DW | Class of shares allotted<br>Ordinary | Number alloted<br>611 |
| Name : Mr Peter Dickey<br>Address : 5 Ballybollen Road, Ahoghill, Ballymena, County Antrim.<br>Postcode : BT42 2RE | Class of shares allotted<br>Ordinary | Number alloted<br>42 |
| Name :<br>Address :<br>Postcode : | Class of shares allotted | Number alloted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted | Number allotted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted<br>**TOTAL** | Number alloted<br>**653** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]



Signed Assistant Date 19.04.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| Smiths Group plc (Ms Fiona Gillespie) | |
|---|---|
| 765 Finchley Road<br>London<br>NW11 8DS | |
| Tel: 020 8457 8435 | Fax: 020 8201 8041 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2006 MAY 17 A 10:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# 88(2)

## Return of Allotment of Shares

CHFPO83

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

1 of 2

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 12 | 04 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 485 | 269 | 65 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 608.00p | 554.00p | 525.00p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | | |
| Name :<br>Address :<br>Postcode : | Class of shares allotted | Number alloted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted | Number alloted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted | Number alloted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted | Number allotted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted<br>**Total Continued** | Number alloted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1



**Signed** ____________ **Date** 12.04.06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| Smiths Group plc (Ms Fiona Gillespie) | |
|---|---|
| 765 Finchley Road<br>London<br>NW11 8DS | |
| Tel: 020 8457 8435 | Fax: 020 8201 8041 |
| DX number | DX exchange |

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 137013

**Company name in full** SMITHS GROUP PLC

2 of 2

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| From | | | To | | |
|---|---|---|---|---|---|
| *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| | | | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 28 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 704.00p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | | |
| Name : Miss Emma Fiona Brace<br>Address : Flat 7, Malvern Hill House, East Approach Drive, Cheltenham, Gloucestershire.<br>Postcode : GL52 3JE | Class of shares allotted<br>Ordinary | Number alloted<br>485 |
| Name : Mr Allan Hogwood<br>Address : 33 Pigeon Farm Road, Stokenchurch, High Wycombe, Buckinghamshire.<br>Postcode : HP14 3TE | Class of shares allotted<br>Ordinary | Number alloted<br>362 |
| Name :<br>Address :<br>Postcode : | Class of shares allotted | Number alloted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted | Number allotted |
| Name :<br>Address :<br>Postcode : | Class of shares allotted<br>**TOTAL** | Number allotted<br>**847** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐



**Signed** Assistant  **Date** 12.04.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| Smiths Group plc (Ms Fiona Gillespie) | |
|---|---|
| 765 Finchley Road<br>London<br>NW11 8DS | |
| Tel: 020 8457 8435 | Fax: 020 8201 8041 |
| DX number | DX exchange |